SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___  No  X

SAPIENS ANNOUNCES SECOND QUARTER 2005 RESULTS

Significant reduction in losses despite decline in revenues

Research Triangle Park, N.C. — August 11, 2005 — Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) announced today its unaudited financial results for the second quarter ended June 30, 2005.

For the quarter, the company recorded revenues of $9.6 million compared with $10.1 million in the first quarter of 2005, a decrease of 5.0%. Gross profit increased to $3.8 million from $3.5 million, with gross profit margins increasing to 39.9% from 34.6% in the previous quarter. The Company reduced its operating loss to$1.3 million from $2.3 million in the first quarter, an improvement of 43.5%. Net loss for the second quarter was reduced to $1.7 million, compared with a net loss of $2.6 million in the first quarter of 2005, an improvement of 34.6%.

Itzick Sharir, President and Chief Executive Officer of Sapiens, commented:

"Though we report a decline in our overall revenues, it relates primarily to our traditional line of business, where long term projects have been successfully implemented and, as a result, we face reduced revenue streams.  On the other hand, we are glad to announce that there was an increase in revenue this quarter from our customers in the insurance industry, our strategic focus.

"We are also glad to report that we have increased our gross profit and gross profit margin and have significantly reduced both our operating and net losses.  Most importantly, we were able to achieve positive operational cash-flow for the quarter.

"We continue to make progress in penetrating the global insurance marketplace and hope we will soon announce several important wins."

[Tables Follow]

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Sapiens’ management will host a teleconference at 8:45 a.m. EST on August 11, 2005, to discuss the results and the company's outlook.

Please call the following dial-in numbers to participate:

United States 1-866-860-9642

United Kingdom 0-800-917-5108

International +972-3-918-0600

Israel 03-918-0600

Please call 10 minutes prior to the start time

FOR ADDITIONAL INFORMATION

Elior Brin Chief Financial Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com	Itzick Sharir Chief Executive Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com

About Sapiens

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change.  Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency.  Sapiens operates through its subsidiaries in North America, United Kingdom, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS.  Sapiens’ clients include AXA, Liverpool Victoria, Menora, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING and Occidental Fire & Casualty, among others.

For more information, please visit http://www.sapiens.com.

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Except for historical information contained herein, the matters set forth in this release, specifically our projections to return to operational profitability in the coming quarters, are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environments, risks in new product and service development, specific system configurations and software needs of individual customers, the effect of the Company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	6/30/2005	12/31/2004
	Unaudited
Assets

Cash and cash equivalents	$ 10,676	$ 10,942
Short-term investments	5,559	11,156
Trade receivables, net	8,859	10,029
Other current assets	4,169	4,013
Total current assets	29,263	36,140

Property and equipment, net	1,895	2,382
Other assets, net	29,270	30,212

Total assets	$ 60,428	$ 68,734

Liabilities and shareholders' equity

Short-term bank credit and current maturities
of long-term debt	$ 14,782	$ 20,873
Trade payables	1,623	2,718
Other liabilities and accrued expenses	8,010	8,558
Deferred revenue	5,855	3,224
Total current liabilities	30,270	35,373

Long-term debt and other long-term liabilities	3,336	3,035
Convertible debentures, warrants and options	18,364	18,246
Shareholders' equity	8,458	12,080

Total liabilities and shareholders' equity	$ 60,428	$ 68,734

Note:	Certain prior year's amounts have been reclassified to conform with current year presentation.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Unaudited Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

		For the three months ended		For the six months ended
		6/30/2005	6/30/2004	6/30/2005	6/30/2004
Revenues
Products		$ 4,810	$ 6,304	$ 9,762	$ 14,025
Consulting and other services		4,801	5,543	9,951	10,387
Total revenues		9,611	11,847	19,713	24,412

Cost of revenues
Products		3,261	4,283	7,019	8,656
Consulting and other services		2,516	2,346	5,385	4,802
Total cost of revenues		5,777	6,629	12,404	13,458

Gross Profit		3,834	5,218	7,309	10,954

Operating expenses
Research and development, net		839	663	1,467	1,185
Selling, marketing, general and administrative		4,235	4,843	8,614	10,406
Restructuring expenses		88	-	846	-

Operating Profit (Loss)		(1,328)	(288)	(3,618)	(637)

Financial expenses, net		405	446	776	1,096
Other expenses/(income), net (a)		2	112	(41)	457

Net Profit (Loss)		(1,735)	(846)	(4,353)	(2,190)

Settlement of redeemable shares in a subsidiary		-	(299)	-	(299)

Net Profit (Loss) to shareholders of common shares		$ (1,735)	$ (1,145)	$ (4,353)	$ (2,489)

Basic and diluted loss per share (b)		$ 0.15	$ 0.10	$ 0.38	$ 0.22

Weighted average shares used to compute basic and diluted loss per share (b)		11,495	11,449	11,472	11,098
Note	a: Includes taxes and minority interest.
b: Due to the net loss in 2004 and 2005 the inclusion of dilutive securities would be antidilutive.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  August 11, 2005

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and

Corporate Secretary